September 7, 2006

Via fax 202 772-9368

Mr. H. Roger Schwall
Assistant Director
United States Securities and
Exchange Commission
100 F Street N.E., Stop 7010
Washington, DC 20549

Dear Mr. Schwall:

Re:	Canadian Zinc Corporation Form 20-F for Fiscal Year Ended December 31, 2005 Filed July 3, 2006 File No. 0-22216

We acknowledge receipt of your letter dated August 29, 2006 with comments and queries therein.

As the queries raised are extensive we will need to consult with our auditors and will require some time to prepare our response. We anticipate being in a position to respond in detail within thirty days.

We trust this is satisfactory.

Yours truly,

Canadian Zinc Corporation

“Danesh K. Varma”
Danesh K. Varma
Chief Financial Officer

Cc:	Mr. Kevin Stertzel
Division of Corporation Finance

Suite 1710, 650 West Georgia Street, PO Box 11644 Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 E-mail: kearney@canadianzinc.com Website: www.canadianzinc.com